

June 4, 2010

Mr. Jeffrey M. Gutman
Senior Vice President and Chief Financial Officer
Oxford Resource Partners, LP
544 Chestnut Street
P.O. Box 427
Coshocton, OH 43812

> **Re:** **Oxford Resource Partners, LP**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-165662**
> **Filed May 17, 2010**

Dear Mr. Gutman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please monitor your requirements to provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X.

2. Please provide updated consents with your next amendment.

3. We have provided you with comments relating to your confidential treatment request. Until all outstanding issues have been resolved, including those relating to the confidential treatment request, you will not be in a position to request accelerated effectiveness for the registration statement.

4. You continue to omit a number of exhibits and pertinent disclosure. With your next amendment or as soon as practicable thereafter, please (1) file all omitted exhibits; (2) fill in all blanks other than the information that Rule 430A permits you to omit, including a range for the potential offering price per share; and (3) provide copies of all artwork and any graphics you propose to include in the

prospectus. Ensure that you allow sufficient time for your response to any comments that may result from our review in each case.

5.   In a number of your responses, you indicate that you will provide the disclosure in future filings or that the partnership agreement contains the pertinent information. Ensure that the detailed letter of response which accompanies the amendment answers all open questions and indicates precisely where the responsive information may be found for all portions of each of prior comments 5; 6; 7; 8; 11; 13; 24; 26; 32; 48; and 50. See also prior comments 3 and 4.

Promotional and Sales Material

6.   We note your responses to prior comments 15 and 16, and refer you in particular to Item 19 of Industry Guide 5. As that Item requires, please provide us with all promotional and sales material prior to its use. We will need sufficient time to review and comment upon all such material.

Prospectus Cover Page

7.   We note your responses to prior comments 13, 17, and 28. If the registrant (1) did not use quarter-by-quarter estimates in concluding that there would be sufficient cash available to make the estimated "minimum" "quarterly" distribution for the indicated period or (2) did so but expects potential shortfalls in certain periods, revise all related disclosure to make this clear. In that regard, we note that you indicate at page 98 that your business "has historically experienced only limited variability in its results due to the effect of seasons."

Risk Factors, page 22

8.   We remind you of prior comment 20. Further revise the disclosure to eliminate mitigating language, such as still appears or has been added to text at pages 26, 33, and 40.

Cash Distribution Policy and Restrictions on Distributions, page 48

9.   Provide tabular disclosure which sets forth both historical results and quarter-by-quarter estimate information and which clearly quantifies any shortfalls, if you have it. Your response to prior comment 28 suggests that you might not have obtained such information. If you do not have the information, make clear what you are suggesting regarding your ability over the next four quarterly periods to make consistent quarterly minimum distributions without borrowing needed funds, and provide pertinent information from the second and third paragraphs of your response. We disagree with your conclusion that "the Staff has taken a very consistent view that a twelve-month forecast without quarter-by-quarter detail provides investors with the most meaningful and beneficial forward-looking financial information" in the IPO context. The contrary is the case, as we have

regularly requested registrants to disclose the quarter-by-quarter detail when it was available.

How we make cash distributions, page 59

10.   We refer you to the definition of "available cash." Explain further in necessary detail the purpose and effect of the last bullet point. In that connection, clarify whether advances pursuant to the credit facility (whether before or subsequent to the end of the quarter) may be used to pay a portion of the minimum quarterly distribution in a given quarter where, for example, operational cash flow did not provide sufficient capital for that purpose. We may have additional comments.

Compensation Discussion and Analysis, page 136

11.   We note your response to our prior comment 47, as well as the revised disclosure removing reference to payment of such bonuses "historically." If such actions increase the likelihood of litigation involving you or the individuals so paid, include new risk factor disclosure to make clear that such payments have been made (for a number of years, if accurate) despite employment agreements prohibiting them. Clarify whether the decision to make the payments notwithstanding the prohibitions was made by disinterested and independent directors, and discuss the genesis of the payments. If the individuals receiving the payments suggested that such payments were necessary for the reasons cited at page 142, also clarify their role and the extent of their participation in the process. We may have further comments.

Lock-Up Agreements, page 203

12.   Revise to disclose also whether there are any release agreements in that regard. See prior comment 51.

Financial Statements

Property, Plant and Equipment, page F-15

13.   We note your additional policy disclosure that indicates you capitalize costs until the mine's production reaches intended operating levels. Please tell us how your policy is consistent with ASC 930.330.20 which defines the start of the production stage as the point when more than a de minimis amount of saleable material is extracted.

Engineering Comments

Completive Strengths, page 4

14.   In your section related to your completive strengths, we note you state your

company has a strong safety and environmental record. Please expand your disclosure by discussing your safety and environmental programs, appropriate statistics such as the occupational injury and frequency rates your company measures, with comparisons to comparable national statistics, and your performance as demonstrated by these metrics.

15.   We reissue comment 62. Please include a small-scale map showing the location and access to each of your material properties in your amended filing.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Kevin Stertzel at (202) 551-3723, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director

cc: William N. Finnegan IV
        (713) 546-5401